

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 19, 2017

Paul R. Gudonis
Chief Executive Officer
Myomo, Inc.
One Broadway, 14th Floor
Cambridge, Massachusetts 02142

> **Re: Myomo, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 6, 2017**
> **File No. 024-10662**

Dear Mr. Gudonis:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2016 letter.

Parts II and III

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.   We note your response to prior comment 5. Please tell us whether you sell your products directly to VA hospitals and provide your analysis of whether the termination of your distribution agreement with Össur Americas, Inc. will materially impact your prospects given that Össur agreed to resell your product to VA hospitals in the U.S.

Results of Operations, page 34

2.   We note your response to prior comment 6. Please quantify the amount of your increased revenues attributable to sales of your MyoPro Motion W and Motion G models. Also,

revise your disclosure to clarify the "more uncertain reimbursement environment" and "a change in marketing strategy" that impacted your revenues for the year ended December 31, 2015 compared to December 31, 2014.

Intellectual Property, page 48

3.   We note your response to prior comment 8. Please tell us whether you anticipate a breach of the revenue obligations for fiscal year 2016. Also, revise your first risk factor on page 14 to discuss the revenue obligation, your past breach of the revenue obligation, the waiver you were required to obtain, and the potential risks and consequences of a future breach.

Executive Compensation, page 57

4.   Please provide executive officer and director compensation disclosure for your last completed fiscal year ended December 31, 2016. Refer to Item 11 of Part II of Form 1-A.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

                                                Sincerely,

                                                /s/ Tim Buchmiller for

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Electronics and Machinery

cc: David N. Feldman
        Duane Morris LLP